		James M. Halley Q.C., 2	David W. Buchanan, Q.C.	Derek J. Mullan, Q.C.
		R. Stuart Wells	M. Douglas Howard	W.W. Lyall D. Knott, Q.C.
		William A. Ruskin, 1	Patrick A. Williams	Alexander Petrenko
		Bernard Pinsky, 4	Roy A. Nieuwenburg	William C. Helgason
		William D. Holder	Nigel P. Kent, 1	Douglas W. Lahay
		David W. Kington	Diane M. Bell	Anne L.B. Kober
		R. Brock Johnston	Neil P. Melliship	Kenneth K.C. Ing, 11, 13
		Darren T. Donnelly	Mark S. Weintraub	Neo J. Tuytel
		Ross D. Tunnicliffe	Kevin J. MacDonald	Don C. Sihota
		Gerald J. Shields, 1	James A. Speakman	Kerstin R. Tapping
		Ethan P. Minsky, 6, 7, 9	Brock H. Smith	John C. Fiddick
		D. Lawrence Munn, 8	R. Glen Boswall	Hannelie G. Stockenstrom, 12
		Bonnie S. Elster	Virgil Z. Hlus, 4	Samantha Ip
		Jonathan L.S. Hodes, 1, 5	William L. Macdonald, 8	Aaron B. Singer
		Thea L. Koshman, 1	Tony Fogarassy	Allyson L. Baker, 3
		Warren G. Brazier, 4	Grant Y. Wong, 8	Amy A. Mortimore
		L.K. Larry Yen, 10	Veronica P. Franco	Krista Prockiw
		Brent C. Clark	Jane Glanville	Peter M. Tolensky
		Thomas S. Wachowski	Keri T. Grenier	Sean D. Vanderfluit
		Richard T. Weiland	Adam I. Zasada	Andrea M. East
		Cam McTavish	Valerie S. Dixon	Tasha L. Coulter
Reply Attention of	Cam McTavish	David J. Fenrich	Kari Richardson	Vikram Dhir, 1
Direct Tel.	604.891.7731	Adam M. Dlin	Danielle M. Leslie
EMail Address	czm@cwilson.com
Our File No.	29423-1 / D/CZM/858871.1	Associate Counsel: Nicole M. Byres
Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

		Canada	United States	International
		1 Alberta	4 California	11 Hong Kong
		2 Manitoba	5 Colorado	12 South Africa
		3 Ontario	6 District of Columbia	13 United Kingdom
7 Florida
8 New York
9 Virginia
10 Washington

May 26, 2006

VIA COURIER AND EDGAR

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Attention:       Mellissa Campbell Duru

Dear Sirs/Mesdames:

Re:	Quincy Energy Corp.
Preliminary Proxy Statement on Schedule 14A
Filed April 17, 2006
File No. 0-31501

     Thank you for your letter of May 17, 2006 with respect to the Preliminary Proxy Statement on Schedule 14A filed by Quincy Energy Corp. (the “Company”) on April 17, 2006.

     We enclose three blacklined copies of Amendment No. 1 of the Schedule 14A (the “Schedule 14A/A”). Page references used in this letter relate to the enclosed blacklined versions of the Schedule 14A/A. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of May 17, 2006.

Schedule 14A

General

1. Update the proxy statement to provide the latest available information. For example, disclose (1) which closing conditions have been satisfied and in particular, the status of and outcome of the fairness hearing being held pursuant to California Corporation Code Section 25142; (2) any subsequent offers/proposals that you may have received, and (3) your stock price history. To the extent that you use brackets to reflect disclosure that will be updated as of the record date, such as the amount and percentage of shares your officers and directors hold, please disclose the most current information that you possess.

     As requested, the Company has updated the Schedule 14A/A with information current as of May 23, 2006, including (i) which closing conditions have been satisfied as disclosed on pages 14 and 15, (ii)

HSBC Building 800 - 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

the status of the fairness hearing which information is set out on pages (i), 14 and 26, (iii) any subsequent offers and proposals which information is set out on page 17 and (iv) the Company's stock price history which information is set out on page 79. Additionally, the Company has updated previously omitted information as of the record date, and information regarding the share ownership of the Company's directors, officers and insiders, which information is set out on pages 5 and 6 respectively, of the Schedule 14A/A.

2. We note that Mr. Sheriff is currently a director of Energy Metals Corporation, an officer of a subsidiary of Energy Metals Corporation, a 5.79% owner of Energy Metals Corporation, a director of the company and 12.42% owner of the company. Additionally, Mr. Sheriff will continue to serve as a director of Energy Metals Corporation post-merger. Please provide your analysis regarding whether the proposed transaction is part of a “Rule 13e-3 transaction” as defined in paragraph (a)(3) of that regulation. Please note that this term encompasses any series of transactions involving one or more transactions described in paragraph (a)(3)(I) of the rule and having an effect as described in (a)(3)(ii) of the rule. Additionally, please refer to Section II.D.3. of our Current Issues outline publicly available at our website www.sec.gov. We may have further comment.

     The proposed transaction is exempt from the provisions of Rule 13e-3 pursuant to the exception provided in Rule 13e-3(g)(2) as:

(a)

the shareholders of the Company are only being offered and will only receive common shares of Energy Metals Corporation (“Energy Metals”), which common shares have substantially the same rights as the Company’s common shares (this requirement is deemed to be satisfied as the unaffiliated holders of the Company’s common shares are receiving common shares of Energy Metals); and

(b)	(b) the common shares of Energy Metals will be deemed to be registered under Section 12 of the Securities Exchange Act of 1934 (the “1934 Act”) pursuant to Rule 12g-3(a) of the 1934 Act.

     Since Energy Metals will be required to file periodic reports under Section 13 of the 1934 Act, the Company’s shareholders will continue to receive information regarding Energy Metals and the proposed transaction is not subject to the “concerns” that Rule 13e-3 are intended to address (concerns like elimination of public share ownership at propitious times by management or controlling shareholders, coercive transactions, lack of arm’s length bargaining, etc.).

3. Please disclose the equity interest that each of Messrs. Sheriff and Farrell will have in Energy Metals Corporation, individually and on an aggregate basis, after consummation of the merger. We may have further comment.

     The Company has disclosed on pages 5 and 6 of the Schedule 14A/A that Mr. Sheriff holds 1,999,400 shares of Energy Metals, stock options to acquire 562,500 shares of Energy Metals and share purchase warrants to acquire 50,000 shares of Energy Metals. The Company confirms that Mr. Sheriff is the only director, officer or insider of the Company that holds shares of Energy Metals. The Company has included the estimated number of shares of Energy Metals that will be owned by the directors, officers and insiders of the Company following the merger on page 6 of the Schedule 14A/A. As set out in footnote 2 to the table, the estimated amounts are based upon all 49,343,830 shares of the Company being exchanged by its shareholders for 9,868,766 shares of Energy Metals at the exchange ratio of 0.2 shares of Energy Metals for every one share of the Company in accordance with the Agreement and Plan of Merger. The number assumes that, as of the closing of the merger, there will be 64,476,122 shares of Energy Metals issued and outstanding, consisting of 54,607,356 common shares of Energy Metals that are issued and outstanding as of May 23, 2006 and 9,868,766 common shares of Energy Metals that are issuable to the Company’s shareholders in connection with the merger assuming that the merger is approved and no shareholders of the Company dissent to the merger.

4. Please revise the proxy statement to ensure that you are in compliance with all of the disclosure requirements of Schedule 14A. We note for example, insufficient disclosure in the summary term sheet regarding the material terms and effects of the transaction, insufficient disclosure regarding the interests of certain of your officers and directors in the merger transaction and insufficient disclosure regarding past contacts, transactions and negotiations. Revise your disclosure accordingly. We may have further comment.

     The Company has reviewed the requirements of Schedule 14A and, as a result of this review, the Company has revised (i) the summary term sheet on pages (i) and (ii) of the Schedule 14A/A, (ii) the interests of the Company’s directors, officers and insiders on pages 5 and 6 of the Schedule 14A/A and (iii) the disclosure regarding past contracts, transactions and negotiations on page 28 of the Schedule 14A/A. The Company has also added a section entitled “Effects of the Merger” on page 8 of the Schedule 14A/A.

Acknowledgement Letter

     In connection with responding to your comments, the Company has provided you with a letter, dated May 25, 2006, as requested, acknowledging that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We look forward to any further comments you may have regarding this Schedule 14A/A or with respect to any of the above responses. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7731.

Yours truly,

CLARK WILSON LLP

Per: “Cam McTavish”

Cam McTavish

CZM/MSOffice
Encl.

cc:	Quincy Energy Corp. Attention: Daniel T. Farrell